December 21, 2023

By Electronic Submission
Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, DC 20549

Attention: Gary Newberry and Kevin Kuhar
Re:    Curis, Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
Filed March 13, 2023
File No. 001-30347
Ladies and Gentlemen:
Curis, Inc. (the “Company” or “we”) is responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated December 12, 2023 (the “Comment Letter”), relating to the above referenced Form 10-K for the fiscal year ended December 31, 2022. For convenience, the Company’s responses below are keyed to the numbering of the comment and heading used in the Comment Letter.
Form 10-K for the Fiscal Year ended December 31, 2022

Item 9A - Controls and Procedures, page 113

1.     In an abbreviated amended filing for this Item 9A, please provide the disclosures required by Item 307 of Regulation S-K regarding the effectiveness of your disclosure controls and procedures. Refer to Rule 12b-15 of the Exchange Act and Question 161.01 of the Compliance and Disclosure Interpretations for Exchange Act Rules.
Response:    The Company acknowledges the Staff’s comment and has provided the disclosures required by Item 307 of Regulation S-K regarding the effectiveness of the Company’s disclosure controls and procedures by filing an abbreviated Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2022.
If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 503-6602. Thank you for your assistance.

Securities and Exchange Commission
December 21, 2023

Very truly yours,
/s/ Diantha Duvall
Diantha Duvall
Chief Financial Officer
cc:    James E. Dentzer, Chief Executive Officer, Curis, Inc.
    Cynthia Mazareas, Wilmer Cutler Pickering Hale and Dorr LLP